ALLIED GOLD LIMITED
ACN 104 855 067

31 October 2007

Company Announcements Office
Australian Stock Exchange Ltd

**"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."**

# QUARTERLY REPORT FOR THE PERIOD ENDED 30 SEPTEMBER 2007

## HIGHLIGHTS

- Good progress continues to be made in the construction of the Allied Gold's 100% owned Simberi Oxide Project, located in offshore Papua New Guinea. **First gold production is now anticipated in the December 2007 quarter**, an approximate five week delay from the schedule previously advised.
- Total project costs incurred to date are AUD$74.4 million and the total spent and committed to date is AUD$80.1 million. The forecast total **cost for the project is AUD$87.0 million, an increase of 4.8%** from previous estimates. Increased costs were due to company agreed scope changes, over budget EPCM contractor costs, additional freight charges, and holding costs due to slippage in the construction timeline. **Allied Gold remains fully funded to project commissioning.**
- **Initial draw-down of the US$25 million Finance Facility** for the Simberi project occurred during the quarter. As a condition precedent to the Facility, Allied Gold **hedged 170,000 ounces of gold at an effective price of US$700/oz** for delivery between March 2008 and December 2011. 68,000 ounces of the program are through a **Participating Gold Forward Option** where the company participates in any price upside above US$700/oz.
- **Exploration drilling recommenced** with one of the four drilling rigs operational and a second rig commissioned subsequent to period-end. The first hole MN-02 located at Monun Valley resulted in an assay of **30.9m at 1.21 g/t Au from 28m, ending in mineralization.**
- More significant results were received from 5-metre composite channel sampling along bulldozed tracks. The best results were:
  - **45m at 3.42 g/t** gold
  - **55m at 1.66 g/t** gold, both near the planned aerial rope conveyor route
  - **120m at 0.95 g/t** gold in Monun Valley.
- Geophysical and soil geochemical surveys on Simberi and Tatau islands continue to **identify new drill targets**. Major induced polarisation (IP) survey commenced on Big Tabar Island.

## OXIDE MINE DEVELOPMENT AND PROJECT CONSTRUCTION

The Simberi Oxide Gold Project is a Stage 1 open-pit mining project which will extract ore from at least seven deposits which represent the known surface and near-surface oxidised caps to underlying sulphide gold mineralisation on eastern Simberi Island. After the initial delivery of ore by standard truck haulage, ore delivery will be by an aerial rope conveyor to a conventional CIL (carbon-in-leach) processing facility.

Allied has current total Oxide / Sulphide Resources of 2,389,000 ounces of gold of which 783,000 ounces of oxide and transitional gold reserves and mineral resources are within designed open pits. The project is fully permitted and has the support of local landowner groups and Government.

The project development remains on schedule for project delivery in the December quarter of 2007, with commissioning due to commence in November and the first gold pour currently scheduled for mid December 2007.

Some construction delays have been experienced due to the late arrival of structural steel and difficulties in obtaining work permits and visas for the workforce of the structural and mechanical installation contractor. This time slippage has had some repercussions on capital costs with the latest estimate on cost to complete the project resulting in a less than 5% increase to approximately AUD$87 million.

During the quarter construction activities reached high levels as the processing plant leach tanks were completed, the power station units and the high voltage line were commissioned, and earthworks and concrete foundations associated with the Aerial Rope Conveyor (RopeCon) were completed.



**Figure 1 – Leach tanks and grinding area construction complete**

Work is now centred on the processing plant, aimed at completion of piping erection and installation of electric components and instrumentation.



**Figure 2 – Pipe racking around the processing plant control room**

Process plant civil works are 96% complete, overall process plant design work and procurement is 99% complete, and structural steel erection is 67%. One of the major outstanding tasks remains the laying of the Deep Sea Tailings Placement (DSTP) pipeline, which is now scheduled for early November 2007.

Preparations for the laying of the DSTP pipeline are well advanced with the diving contractor mobilised to site, all equipment ready, and construction of the seawater pump platform advancing.



**Figure 3 – Seawater pumps platform**

The RopeCon contractor, Doppelmayr, mobilised to site after arrival of structural equipment and the completion of civil works. There has been further time slippage in the program for commissioning of this innovative piece of equipment with the latest schedule calling for it to be operational in the June 2008 quarter. However, this will not impact ore supply to the process plant as the mining schedule calls for ore delivery via standard road haulage in the initial six months of the project.

At the end of the reporting period total costs incurred to date were AUD$74.4M compared to the budgeted amount of AUD$73.8M. The total spent and committed to date is AUD$80.1M. The forecast total cost for the project has increased from AUD$83M to AUD$87M. Cost increases were due to company agreed scope changes, over budget EPCM contractor costs, additional freight charges, and holding costs due to slippage in the construction timeline. Allied Gold remains fully funded to project commissioning.

The mining contract was awarded during the quarter and earthmoving is advancing according to the revised mining schedule.

Future milestones include:

| | |
|---|---|
| • Deep Sea Tailings Placement system completed | November 07 |
| • Plant Commissioning | November 07 |
| • Aerial Rope Conveyor operational | May 08 |
| • First Gold Pour | December 07 |

## EXPLORATION

### SIMBERI ISLAND – ML 136 and EL 609

Two of four drilling rigs purchased in April 2007 arrived at site. At the end of the quarter, the DFM400 diamond rig had completed 160.5m of coring: 59.9m in hole MN002 and 100.6m in hole MN006 at the Monun Valley prospect.



**Figure 4 - DFM400 rig diamond drilling hole MN002 – Monun Valley**

Assay results for the first drill hole of the reactivated drilling program have been received, with **MN002** recording an intercept of **30.9m at 1.21 g/t gold** from 28m.

| Hole | TIG mE | TIG mN | RL m | Azi./Dip | From (m) | To (m) | Intercept | Au g/t | Oxidation |
|---|---|---|---|---|---|---|---|---|---|
| MN002 | 44690.49 | 209476.12 | 125.44 | 270/ -60 | 28 | 58.9 | 30.9 | 1.21 | OX, SU |

MN002 was drilled as part of a series of holes to test the validity of the postulated south east extension of the Sorowar deposit. This was a positive result, but unfortunately the hole was terminated at a down-hole depth of 59.9m due to lost circulation in bad ground. Core from drillholes MN006 and MN005 is currently being processed.

The dual-purpose UDR650 drilling rig from Ghana arrived towards the end of the quarter and was being assembled along with its compressor unit. This rig commenced drilling in late October 2007. The two new South African Rockdrill 3000 drilling rigs are currently being mobilized to site. All personnel required to operate this equipment have been sourced and drill pads have been prepared.

Construction and commissioning of Allied's purpose built sample preparation and assay laboratory should be completed during the December quarter. This will allow for 7 to 14 day sample turnaround, a substantial improvement on current time frames.

**SURFACE EXPLORATION ON ML 136**

The ground geophysical pole-dipole IP survey continued on Simberi Island with the cutting of 20.50 line km and the reading of 18.25 line km. The survey is being run along north-south lines 200 metres apart and extending from coast to coast. The coverage of the entire ML at this line spacing should be completed in the forthcoming quarter.

C-horizon geochemical soil sampling is being routinely undertaken along IP lines at 50-metre intervals: samples of decomposed bedrock (C-horizon soil) are collected with bucket-type augers, typically from depths ranging down to 5 metres. This sampling is primarily to delineate geochemical pathfinder element dispersion haloes and secondly to determine gold concentration. Some 751 auger samples were collected during the quarter.

There is very strong evidence of a significant (approximately 300 metre) north-westerly extension of the Sorowar deposit, based on the following soil auger geochemistry:

| SAMPLE | TIG Co-ordinates | | Au |
|---|---|---|---|
| | mE | mN | g/t |
| 214036 | 44000 | 210150 | 0.48 |
| 214037 | 44000 | 210200 | 0.65 |
| 214041 | 44000 | 210400 | **4.68** |
| 214042 | 44000 | 210450 | 0.22 |
| 214722 | 43800 | 210500 | **3.03** |
| 214723 | 43800 | 210550 | 0.24 |
| 214724 | 43800 | 210600 | **1.19** |

This apparent north-westerly strike extension of the Sorowar mineralization is along the pronounced linear magnetic 'low' that hosts the Sorowar deposit, the 'low' being a manifestation of magnetite destruction by hydrothermal fluids.

A new zone of strong C-horizon soil gold values has also recently been discovered on ML136, located between the RopeCon Pylon #2 and the plant site:

| SAMPLE | TIG Co-ordinates | | Au |
|---|---|---|---|
| | mE | mN | g/t |
| 205880 | 44800 | 209200 | **5.78** |
| 205881 | 44800 | 209250 | **1.29** |

A second significant zone of strong C-horizon soil gold values has also been discovered immediately south of the Patan prospect:

| SAMPLE | TIG Co-ordinates | | Au |
|---|---|---|---|
| | mE | mN | g/t |
| 212006 | 45400 | 209850 | **4.46** |
| 212007 | 45400 | 209900 | **2.85** |
| 212008 | 45400 | 209950 | **1.31** |
| 212009 | 45400 | 210000 | 0.67 |

Kennecott drilled 10 holes at this prospect in 1990, with the best recorded oxide intercepts being:

RC433: 18m at **2.64 g/t gold** from surface
RC436: 7m at **1.30 g/t gold** from surface
RC441: 2m at **21.85 g/t gold** from 4m

Composite channel sampling of benches cut for access to these drill pads included a 5 metre intercept that returned a bonanza grade of **204.17 g/t gold**. This zone has never been tested by drilling. The re-establishment of the Kennecott benches has been completed and this has revealed presence of an extensive hydrothermally altered intrusive breccia. Additional benching is currently in progress.

## CHANNEL SAMPLE RESULTS FROM ML136

Some 383 five-metre composite channel samples were collected during the quarter and assay results continue to reveal significant new intercepts along bulldozed tracks:

- **45m** at **3.42 g/t gold** plus
- **55m** at **1.66 g/t gold**, located 250m south of RopeCon Pylon 2, as well as
- **120m** at **0.95 g/t gold** in Monun Valley.

These former two intercepts are 30-50m apart and their weighted average is **2.45 g/t gold**. They appear to comprise a single zone of mineralization that is open to the east and west. This mineralization is located approximately 1 km from the plant and is a new discovery with no prior drilling in the immediate vicinity. The location of these intercepts on a coincident magnetic 'low' and a radiometric potassium channel 'high' underlines the utility of aerial geophysics in the target selection process.



PYLON 2 & MONUN CREEK - K RADIOMETRICS
CHANNEL SAMPLES
> 2.0 g/t Au
1.0 - 2.0 g/t Au
0.5 - 1.0 g/t Au
0.2 - 0.5 g/t Au
0.1 - 0.2 g/t Au
< 0.1 g/t Au
AUGER C HORIZON SAMPLES
> 2.0 g/t Au
1.0 - 2.0 g/t Au
0.5 - 1.0 g/t Au
0.2 - 0.5 g/t Au
0.1 - 0.2 g/t Au
< 0.1 g/t Au
Drillhole Collar
10m Contour
N
0 50 100
metres
30m @ 1.19 g/t Au
90m @ 1.79 g/t Au
MN006
MN001
Landslip
25m @ 6.30 g/t Au (Silas' Outcrop)
95m @ 1.66 g/t Au
120m @ 0.95 g/t Au
295m @ 1.17 g/t Au
MN002
Landslip
45m @ 3.42 g/t Au
55m @ 1.66 g/t Au
209900 mN
209800 mN
209700 mN
209600 mN
209500 mN
209400 mN
209300 mN
209200 mN
209100 mN
209000 mN
208900 mN
208800 mN
44300 mE
44400 mE
44500 mE
44600 mE
44700 mE
44800 mE
44900 mE
45000 mE

**Figure 5 - Channel sample result locations overlaid on potassium radiometrics**

## TATAU & BIG TABAR ISLANDS – EL 609

### C-HORIZON SOIL SAMPLE RESULTS FROM SW TATAU ISLAND (EL609)

Reconnaissance C-horizon geochemical soil sampling on the SW Tatau IP grid has been undertaken along lines at 50-metre intervals, the lines being spaced 800 metres apart. To date, 15 of these samples have exceeded 1.00 g/t gold, some of which are well away from known prospects:

| Sample No. | TIG Co-ordinates | | Au (g/t) |
|---|---|---|---|
| | mE | mN | |
| 200851 | 37293 | 190687 | **16.70** |
| 200413 | 37293 | 188424 | **6.85** |
| 200414 | 37293 | 188424 | **5.50** |
| 200828 | 36480 | 189874 | **4.04** |
| 200920 | 35914 | 190440 | **4.03** |
| 200471 | 36975 | 188106 | **3.35** |
| 200440 | 37434 | 188566 | **2.68** |
| 200679 | 36020 | 187151 | **1.87** |
| 200832 | 36621 | 190015 | **1.79** |
| 200203 | 37399 | 187399 | **1.73** |
| 200409 | 37258 | 188389 | **1.65** |
| 200966 | 35490 | 190015 | **1.51** |
| 200401 | 37116 | 188247 | **1.28** |
| 200439 | 37434 | 188566 | **1.16** |
| 200469 | 36975 | 188106 | **1.05** |

### EXPLORATION ON BIG TABAR ISLAND (EL609)

During the quarter a start was made on the exploration of the Tupinda Caldera at the northern end of Big Tabar Island. A temporary camp has almost been completed near the centre of the caldera.

Prior to the commencement of this program, the geological evaluation of the Tupinda Caldera was undertaken by Kennecott Exploration around 1990. This evaluation involved a very limited ground geophysical gradient-array IP program as well as some bench composite sampling and surface chip sampling. The bench sampling was limited in scope and returned:

- 55m at 1.01 g/t gold
- 40m at 2.11 g/t gold
- 135m at 0.30 g/t gold

The average of 9 surface grab samples returned 301 g/t silver. A limited follow-up grid soil sampling program was subsequently undertaken by Nord Resources but follow up drilling never eventuated.


BIG TABAR
TUPINDA CALDERA
HOT SPRING
FOTOMBAR CALDERA
N
0
5 KM
10
SCALE
BANESA CALDERA

**Figure 6 – Tupinda Caldera location on Big Tabar Island**

The Allied program consists of north-south oriented lines spaced 200m apart and running from rim-to-rim across the caldera. A ground geophysical pole-dipole survey has commenced along these lines, and during the quarter 35.60 km of line was cut, of which 23.78 line km was read. Geochemical samples of decomposed bedrock (C-horizon soil) were collected in parallel with this program at 50m sample spacing, using bucket-type augers, typically from depths ranging down to 5 metres. Some 506 auger samples were collected during the quarter, the sampling being primarily undertaken to delineate geochemical pathfinder element dispersion haloes and secondly to determine gold concentration.

Preliminary results indicate the discovery of a strong IP chargeability and resistivity anomaly near the centre of the Tupinda caldera. This feature appears to be around 1,000 metres across and is coincident with anomalous copper-molybdenum concentration in soil auger samples. Such anomalism is generally associated with porphyry systems.

## EXPLORATION FORWARD PROGRAM

During the forthcoming December quarter, two drilling rigs will be engaged in exploration drilling with a further two arriving at site towards the end of the period. The RC rig will be engaged in resource definition drilling on the south east extension of the Sorowar deposit, and the testing for new oxide mineralization at the Adora prospect (immediately east of the Samat deposits). The diamond drill rig will be deployed to test IP chargeability anomalies in the Adora and Patan prospects. Some 7,700 metres of core and 48,000 metres of RC drilling is budgeted for, over the next 8 months.

Large-scale reconnaissance IP surveys will continue during the forthcoming quarter, with one unit operating on Simberi Island and the other continuing on the reconnaissance IP survey over the Tupinda Caldera, to assist in the preparation of a drill program early next year. Both IP units are company-owned and operated and soil auger geochemical surveys are being run concurrent with the geophysical work.

## CORPORATE

### CASH AND DEBT

At 30 September 2007, Allied Gold Limited had AUD$13.0 million cash in hand. Drawdown of the Simberi Finance Facility took place during the quarter and at period-end Allied had drawn down US$19.3 million (approximately AUD$21.3 million).

### GOLD HEDGING

Allied has hedged 170,000 ounce of gold at an effective price of US$700/oz for delivery between March 2008 and December 2011. The Participating Gold Forward Option that the company has entered into allows Allied to participate in any upside in the price of gold for 40% (representing 68,000 ozs) of the company's hedging commitment while remaining protected at US$700/oz at all times as a worst case on the entire 170,000 ozs hedged.

### SECURITIES ON ISSUE

Issued securities at the end of the quarter comprised;

339,974,710 fully paid ordinary shares listed on the Australian Stock Exchange (ASX) and on the London Alternative Investment Market (AIM)

2,040,000 unlisted options exercisable at $0.40, 4,210,000 unlisted options exercisable at $0.50 and 750,000 unlisted options exercisable at $0.80 expiring 31 December 2008

Yours faithfully
**ALLIED GOLD LIMITED**



Mark V. Caruso
Managing Director

<u>For enquiries in connection with this release please contact:</u>

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

***Competent Persons***

*The information in this Stock Exchange Announcement that relates to project financial modelling, mining, exploration and metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr. R. Hastings, MSc, BSc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".*

*The information in this Stock Exchange Announcement that relates to exploration results, together with any related assessments and interpretations, has been approved for release by Mr Bohdan (Bob) Burban, Dip.App.Geol., F.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Burban s has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves."*

*The information in this Stock Exchange Announcement that relates to Ore Reserves has been compiled by Mr J Battista of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Battista has had sufficient experience in Ore Reserve estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".*

*Mr Battista consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.*

***Forward-Looking Statements***

*This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.*

*Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.*

***Not an offer of securities or solicitation of a proxy***

*This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).*

*Rule 5.3*

# Appendix 5B

## Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

ALLIED GOLD LIMITED

| ABN | Quarter ended ("current quarter") |
|---|---|
| 86 104 855 067 | 30 September 2007 |

## Consolidated statement of cash flows

| | Cash flows related to operating activities | Current quarter $A'000 | Year to date (3 months) $A'000 |
|---|---|---|---|
| 1.1 | Receipts from product sales and related debtors | | |
| 1.2 | Payments for | | |
| | (a) exploration and evaluation | (981) | (981) |
| | (b) development | (18,213) | (18,213) |
| | (c) production | | |
| | (d) administration | (1,031) | (1,031) |
| | (e) other | | |
| 1.3 | Dividends received | | |
| 1.4 | Interest and other items of a similar nature received | 74 | 74 |
| 1.5 | Interest and other costs of finance paid | (1,392) | (1,392) |
| 1.6 | Income taxes paid | | |
| 1.7 | Other | | |
| | **Net Operating Cash Flows** | **(21,543)** | **(21,543)** |
| | **Cash flows related to investing activities** | | |
| 1.8 | Payment for purchases of: | | |
| | (a) prospects – Simberi Project | | |
| | (b) equity investments | - | - |
| | (c) shares in listed companies | | |
| | (d) other fixed assets | (571) | (571) |
| 1.9 | Proceeds from sale of: | | |
| | (a) prospects | - | - |
| | (b) equity investments | | |
| | (c) other fixed assets | | |
| 1.10 | Cash acquired on purchase of controlled entity | | |
| 1.11 | Loans repaid by other entities | | |
| 1.12 | Funds (paid into) / withdrawn from deposit pending acquisition of interests | | |
| | **Net investing cash flows** | **(571)** | **(571)** |
| 1.13 | Total operating and investing cash flows (carried forward) | **(22,114)** | **(22,114)** |

+ See chapter 19 for defined terms.

| | | | |
|---|---|---|---|
| 1.13 | Total operating and investing cash flows (brought forward) | **(22,114)** | **(22,114)** |
| | **Cash flows related to financing activities** | | |
| 1.14 | Proceeds from issues of shares, options, etc. | 465 | 465 |
| 1.15 | Refund of oversubscriptions in share issues | | |
| 1.16 | Proceeds from borrowings | 22,277 | 22,277 |
| 1.17 | Repayment of borrowings | | |
| 1.18 | Dividends paid | | |
| 1.19 | Other – costs of capital raising | | |
| | **Net financing cash flows** | **22,742** | **22,742** |
| | **Net increase (decrease) in cash held** | **628** | **628** |
| 1.20 | Cash at beginning of quarter/year to date | 12,658 | 12,658 |
| 1.21 | Exchange rate adjustments to item 1.20 | (335) | (335) |
| 1.22 | **Cash at end of quarter** | **12,951** | **12,951** |

## Payments to directors of the entity and associates of the directors
## Payments to related entities of the entity and associates of the related entities

| | | Current quarter $A'000 |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | 164 |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | Nil. |

1.25 Explanation necessary for an understanding of the transactions

Remuneration of executive and non executive directors.

## Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

+ See chapter 19 for defined terms.

## Financing facilities available

*Add notes as necessary for an understanding of the position.*

| | | Amount available $USD'000 | Amount used $USD'000 |
|---|---|---|---|
| 3.1 | Loan facilities | USD25,000 | USD$19,324 |
| 3.2 | Credit standby arrangements | - | - |

## Estimated cash outflows for next quarter

| | | $A'000 |
|---|---|---|
| 4.1 | Exploration and evaluation | 1,550 |
| 4.2 | Development | 10,000 |
| | **Total** | **11,550** |

# Reconciliation of cash

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter $A'000 | Previous quarter $A'000 |
|---|---|---|---|
| 5.1 | Cash on hand and at bank | 12,951 | 12,658 |
| 5.2 | Deposits at call | | |
| 5.3 | Bank overdraft | | |
| 5.4 | Other (provide details) | | |
| | **Total: cash at end of quarter** (item 1.22) | **12,951** | **12,658** |

## Changes in interests in mining tenements

| | | Tenement reference | Nature of interest (note (2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|---|
| 6.1 | Interests in mining tenements relinquished, reduced or lapsed | | | | |
| 6.2 | Interests in mining tenements acquired or increased | | | | |

## Issued and quoted securities at end of current quarter

*Description includes rate of interest and any redemption or conversion rights together with prices and dates.*

| | | Total number | Number quoted | Issue price per security (see note 3) (cents) | Amount paid up per security (see note 3) (cents) |
|---|---|---|---|---|---|
| 7.1 | **Preference +securities** *(description)* | | | | |
| 7.2 | Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions | | | | |
| 7.3 | **+Ordinary securities** | 339,974,710 | 339,974,710 | | |
| 7.4 | Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs | 2,325,601 | 2,325,601 | $0.20 | Fully Paid |
| 7.5 | **+Convertible debt securities** *(description)* | | | | |
| 7.6 | Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted | | | | |
| 7.7 | **Options** *(description and conversion factor)* | 4,210,000<br>750,000<br>2,040,000 | - | *Exercise price*<br>$0.50<br>$0.80<br>$0.40 | *Expiry date*<br>31 Dec 2008<br>31 Dec 2008<br>31 Dec 2008 |
| 7.8 | Issued during quarter | | | | |
| 7.9 | Exercised during quarter | 2,325,601 | 2,325,601 | $0.20 | - |
| 7.10 | Expired during quarter | | | | |
| 7.11 | **Debentures** *(totals only)* | | | | |
| 7.12 | **Unsecured notes** *(totals only)* | | | | |

+ See chapter 19 for defined terms.

# Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: ............................................................ Date:..31 October 2007.......................
(Company secretary)

Print name: PETER TORRE

# Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.